2000 Pennsylvania Ave., NW Washington, D.C. 20006-1888 Telephone: 202.887.1500 Facsimile: 202.887.0763 www.mofo.com morrison & foerster llp

new york, san francisco,
los angeles, palo alto,
sacramento, san diego,
denver, northern virginia,
washington, d.c.

tokyo, london, berlin, brussels,
beijing, shanghai, hong kong,
singapore

January 27, 2014

BY EDGAR

Amy Reischauer

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:	AmpliPhi Biosciences Corporation
Registration Statement on Form 10-12G
Filed December 16, 2013
File No. 000-23930

Dear Ms Reischauer:

On behalf of AmpliPhi Biosciences Corporation (the “Company”), the Company hereby requests an additional five (5) business days (until February 4, 2014) to respond to the comments to the Company’s Form 10-12G contained in the Staff’s letter dated January 13, 2014.

Thank you for your assistance regarding this matter. If you have any questions please contact me at (202) 887-1571 or by email at sthau@mofo.com.

Sincerely,

/s/ Stephen Thau

Stephen Thau

cc:	Philip J. Young, AmpliPhi Biosciences Corporation